EXHIBIT 99.1

BUSINESS ACQUISITION REPORT

Item 1	Identity of the Company
1.1	Name and Address of Company

Advantage Energy Income Fund ("Advantage")

Suite 700, 400 - 3rd Avenue SW

Calgary, AB T2P 4H2

1.2	Executive Officer

For further information, contact Peter Hanrahan, Vice-President, Finance and Chief Financial Officer of Advantage Oil & Gas Ltd. ("AOG"), the administrator and a subsidiary of Advantage at (403) 718-8000.

Item 2	Details of the Acquisition
2.1	Nature of Business Acquired

On September 5, 2007, Advantage completed the acquisition of all of the outstanding trust units ("Sound Units") of Sound Energy Trust ("Sound") and the exchangeable shares ("Sound Exchangeable Shares") of SET Resources Inc. ("SET"), a wholly owned subsidiary of Sound, pursuant to a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta).

Sound was a Calgary-based, open-end oil and gas income trust that was actively engaged in the business of oil and natural gas exploration, development, acquisition and production in Canada through SET since December 29, 2003. Since that time Sound grew its business through a combination of exploration and development of oil and gas assets as well as the completion of a number of strategic acquisitions in Western Canada.

Sound’s major properties were concentrated within four core regions: Northern Alberta, Peace River Arch - Alberta, Central Alberta, and Saskatchewan. Each region was comprised of operated properties with a significant production and land base, infrastructure ownership and seismic databases, as well as a portfolio of opportunities for future development.

The Northern Alberta region represented approximately 34 percent of Sound’s total production volume and included the primary production areas of Sousa, Rainbow and Black. Oil production from the region was principally produced via owned and operated infrastructure while natural gas production was processed by a third-party midstreamer. The Peace River Arch region’s main producing property was Clear River. Production from the area was mostly light, sweet crude and natural gas liquids. The area represented approximately 10 percent of Sound's total production. Peace River also included the Glacier property which was a key development area for Sound with a number of potential drilling locations and recompletions identified on these 100 percent working interest lands. The Central Alberta region represented approximately 32 percent of Sound’s total production volume and included the principal producing areas of Nevis and Cache. The Nevis property was one of Sound’s most significant natural gas assets with an average working interest of approximately 86 percent. Nevis is categorized by a high working interest, year-round access and owned infrastructure. Sound also developed production of coalbed methane from the Horseshoe Canyon formation in this area. The Saskatchewan region represented approximately 24 percent of Sound’s total production volume from the primary areas of Wapella/Red Jacket and East Lloyd. Oil production from the area was produced mainly from owned and operated infrastructure. Wapella is located in southeast Saskatchewan and produces medium-gravity oil. This property is characterized by its relatively high reserve life index, high working interest and substantial undeveloped acreage. East Lloyd produces heavy oil and is characterized by relatively low operating costs, high reserve life index, high working interest and substantial undeveloped acreage.

Prior to completion of the Arrangement, Sound was a reporting issuer in each of the Provinces of Canada and the Sound Units traded on the Toronto Stock Exchange (the "TSX") under the symbol SND.UN and the debentures issued by Sound (the "Sound Debentures") traded on the TSX under the symbols SND.DB and SND.DB.A. Following completion of the Arrangement, the Sound Units were delisted from trading on the TSX and Advantage assumed all of Sound's covenants and obligations with respect to the outstanding Sound Debentures. The debentures now trade on the TSX under the symbols "AVN.DB.F" and "AVN.DB.G" for the 8.75% convertible unsecured subordinated debentures (the "8.75% Debentures") and the 8.0% convertible unsecured subordinated debentures (the "8.0% Debentures"), respectively. Upon completion of the Arrangement, Advantage made an offer to purchase all of the outstanding 8.75% Debentures and 8.0% Debentures at a price equal to 101% of the principal amount plus any accrued and unpaid interest which expired on October 17, 2007. Sound also ceased to be a reporting issuer in each of the Provinces of Canada.

2.2	Date of Acquisition

The effective date of the Arrangement was September 5, 2007.

2.3	Consideration

Pursuant to the Arrangement, holders of Sound Units received 0.30 of an Advantage trust unit ("Advantage Unit") for each Sound Unit held or, at the election of the holder of Sound Units ("Sound Unitholders"), $0.66 in cash and 0.2557 of an Advantage Unit. In addition, all Sound Exchangeable Shares were exchanged for Advantage Units or Advantage Units and cash at the election of the Sound Exchangeable Shareholder on the same terms as those offered to Sound Unitholders based on the exchange ratio in effect at the effective date of the Arrangement. In total 16,977,184 Advantage Units and $21,403,499.70 in cash was issued to holders of Sound Units and Sound Exchangeable Shares. In addition, Advantage also assumed approximately $108.0 million of bank indebtedness and $100.5 million principal amount of Sound Debentures upon closing of the Arrangement.

2.4	Effect on Financial Position

On completion of the Arrangement, Sound became an indirect wholly-owned subsidiary of AOG.

The Arrangement had the effect of improving Advantage's payout ratio and provided substantial operating synergies for the combined trust. The combined entity has a significant prospect inventory and an undeveloped land position of approximately 686,000 net acres, providing significant growth opportunities, complementary winter/summer drilling programs, a reduction in general administration costs, and further control and synergies in the common combined properties. Unitholders benefited through the addition of Sound’s tax pools of approximately $394 million, a 30% increase, for combined tax pools in excess of approximately $1.7 billion at December 31, 2007. The combined entity had a 2007 exit rate production of approximately 34,300 boe/d weighted 63% natural gas and 37% light oil and NGLs. The combined entity also has a Proved plus Probable Reserve Life Index of approximately 12.1 years using average 2007 fourth quarter production and December 31, 2007 proved plus probable reserves.

In conjunction with the Arrangement, Advantage negotiated an increase to our credit facilities in September of 2007 and currently have a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a $20 million operating loan facility. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement covering all assets and cash flows.

As part of the Arrangement, certain assets owned by Sound and SET were transferred to Advantage and AOG. Subsequently, SET was amalgamated with Sound ExchangeCo Ltd, 1135703 Alberta Ltd. and AOG to form "Advantage Oil & Gas Ltd."

The combined trust is led by the existing Advantage management team headed by Kelly Drader, Chief Executive Officer and Andy J. Mah, President and Chief Operating Officer. The executive team also includes Peter Hanrahan, Vice President, Finance and Chief Financial Officer; Gary F. Bourgeois, Vice President, Corporate Development; Patrick J. Cairns, Senior Vice President; David Cronkhite, Vice

President, Operations; Neil Bokenfohr, Vice President Exploitation; and Weldon M. Kary, Vice President, Geosciences and Land. The Advantage Board of Directors is comprised of Gary F. Bourgeois, Kelly Drader, John A. Howard, Andy J. Mah, Ronald A. McIntosh, Carol Pennycook, Steven Sharpe, Stephen Balog, Shelia O'Brien and Rodger A. Tourigny.

2.5	Prior Valuations

In connection with the Arrangement, a special committee of the board of directors of Sound retained FirstEnergy Capital Corp. ("FirstEnergy") to provide a fairness opinion, from a financial point of view, of the consideration to be received by Sound Unitholders and Sound Exchangeable Shareholders pursuant to the Arrangement. In connection with this mandate, FirstEnergy prepared a fairness opinion which states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of FirstEnergy as of August 1, 2007, the consideration to be received by Sound Unitholders and Sound Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Sound Unitholders and Sound Exchangeable Shareholders.

2.6	Parties to Transaction

Not applicable. The Arrangement described above did not involve an informed person, associate or affiliate of Advantage.

2.7	Date of Report
April 23, 2008
Item 3	Financial Statements

The following financial statements and other information required by Part 8 of National Instrument 51-102 are hereby incorporated by reference into and form part of this business acquisition report:

1.

The audited consolidated balance sheets of Advantage as at December 31, 2007 and 2006 and the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors report thereon, which are available on Advantage's SEDAR profile located at www.sedar.com.

The following financial statements and other information required by Part 8 of National Instrument 51-102 are attached hereto and form part of this business acquisition report:

Schedule "A" -

the audited consolidated balance sheets of Sound as at December 31, 2006 and 2005, and the audited consolidated statements of operations, deficit and cash flows for the years then ended, together with the auditors' report thereon and the notes thereto.

Schedule "B" -

the unaudited consolidated balance sheet of Sound as at June 30, 2007, and the unaudited statements of operations and comprehensive income (loss), deficit and cash flows for the three and six months ended June 30, 2007 and 2006, together with the notes thereto.

Schedule "C" -

the unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2007, after giving effect to the Arrangement, together with the notes thereto.

SCHEDULE "A"

AUDITORS’ REPORT

To the Unitholders of Sound Energy Trust

We have audited the consolidated balance sheets of Sound Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sound Energy Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP Chartered Accounts
Calgary, Alberta March 13, 2007

SOUND ENERGY TRUST

Consolidated Balance Sheets

Years ended December 31 ($000s)	2006	2005
Assets
Current
Cash	1,064	-
Accounts receivable	29,074	18,069
Fair value of derivative instruments (Note 17)	874	-
	31,012	18,069
Deferred charges (Note 7)	4,167	1,911
Future income tax asset (Note 13)	-	2,166
Property, plant and equipment (Note 4)	522,348	310,159
Goodwill (Note 3)	91,295	-
	617,810	314,236
	648,822	332,305

Liabilities
Current
Accounts payable and accrued liabilities	35,754	34,874
Distributions payable (Note 15)	5,685	2,835
Current portion of deferred credits (Note 8)	94	-
Current portion of capital lease obligation (Note 6)	212	-
Bank debt (Note 5)	-	47,018
	41,745	84,727
Bank debt (Note 5)	102,300	-
Deferred credits (Note 8)	285	-
Convertible debentures (Note 9)	100,548	59,543
Asset retirement obligation (Note 10)	31,083	21,541
Obligation under capital lease (Note 6)	701	-
Other long-term liabilities (Note 11)	-	1,401
Future income tax liability (Note 13)	4,296	-
	239,213	82,485

Non-controlling interest (Note 12)	12,116	3,100

Unitholders’ Equity
Unitholders’ capital (Note 14)	522,211	290,182
Contributed surplus (Note 14)	4,995	1,509
Deficit (Note 15)	(171,458)	(129,698)
	355,748	161,993
	648,822	332,305

See Notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors:

/s/ Thomas P. Stan”	/s/ Rodger Tourigny
Thomas P. Stan Director	Rodger Tourigny Director

SOUND ENERGY TRUST

Consolidated Statements of Operations

Years ended December 31 ($000s, except per unit amounts)	2006	2005

Revenue
Petroleum and natural gas sales	158,872	158,320
Royalties, net of Alberta Royalty Tax Credits	(28,673)	(32,925)
	130,199	125,395
Expenses
Production	38,897	30,010
Transportation	5,627	4,979
General and administrative (Notes 4, 11 and 14)	13,513	8,769
Interest on convertible debentures (Note 9)	5,573	5,210
Interest on bank debt	5,209	2,153
Payout settlement (Note 16)	-	2,400
Unrealized derivative gain (Note 17)	(1,522)	-
Accretion of asset retirement obligation (Note 10)	2,171	1,440
Depletion, depreciation and amortization	69,203	52,023
	138,671	106,984

Income (loss) before taxes	(8,472)	18,411

Taxes
Capital taxes	1,129	1,409
Future income tax recovery (Note 13)	(16,238)	(1,483)
	(15,109)	(74)
Income before non-controlling interest	6,637	18,485
Non-controlling interest (Note 12)	(116)	(278)

Net income	6,521	18,207

Net income per trust unit
Basic	0.17	0.65
Diluted	0.16	0.63

Weighted average number of trust units outstanding (Note 14)
Basic	39,439	28,156
Diluted	41,071	28,704

See Notes to the Consolidated Financial Statements

SOUND ENERGY TRUST

Consolidated Statements of Deficit

Years ended December 31 ($000s)	2006	2005
Deficit, beginning of year	(129,698)	(108,481)
Distributions declared (Note 15)	(48,281)	(39,424)
Net income	6,521	18,207
Deficit, end of year	(171,458)	(129,698)

See Notes to the Consolidated Financial Statements

SOUND ENERGY TRUST

Consolidated Statements of Cash Flows

Years ended December 31 ($000s)	2006	2005

Cash flows related to the following activities:
Operating
Net income	6,521	18,207
Items not affecting cash:
Accretion of asset retirement obligations	2,171	1,440
Depletion, depreciation and amortization	69,203	52,023
Unit-based compensation	3,750	1,782
Non-cash general and administrative expense	-	552
Non-controlling interest	116	278
Future income tax recovery	(16,238)	(1,483)
Unrealized derivative gains	(1,522)	-
Asset retirement obligations settled	(1,519)	(840)
Change in non-cash operating working capital	(3,445)	1,263
	59,037	73,222

Financing
Increase in bank debt	9,127	16,958
Financing costs	(1,385)	-
Convertible debentures issued, net of expenses	39,319	-
Trust units issued for cash, net of expenses	1,617	1,338
Proceeds on exercise of rights	3,639	611
Distributions	(45,431)	(40,666)
	6,886	(21,759)

Investing
Property and equipment expenditures	(55,675)	(51,993)
Property acquisitions	(1,517)	(467)
Property dispositions	-	67
Transaction costs on acquisition of Clear Energy	(4,950)	-
Change in non-cash working capital	(2,717)	930
	(64,859)	(51,463)

Net increase in cash	1,064	-
Cash, beginning of year	-	-
Cash, end of year	1,064	-

SOUND ENERGY TRUST

Notes to Consolidated Financial Statements

Years ended December 31, 2006 and 2005

(all tabular amounts are in $000s except unit and per unit amounts)
1.	Structure of the Trust

Sound Energy Trust (“Sound” or the “Trust”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture (under NAV Energy Trust, “NAV”) dated November 12, 2003, amended from time to time. The trust indenture was amended to change the name to Sound Energy Trust pursuant to the Plan of Arrangement effective August 14, 2006, resulting in the merger of Navigo Energy Inc. (“Navigo”) and Clear Energy Inc. (“Clear Energy”). The merger with Clear Energy has been accounted for as an acquisition with prior periods reflecting the financial position and results of operations of NAV. As a result of the Plan of Arrangement, a new series of exchangeable shares (“Series D”) was created along with a new junior oil and gas exploration company known as Sure Energy Inc. (“Sure Energy”). The Trust disposed of certain oil and gas properties to Sure Energy as part of the Plan of Arrangement. Sound has no interest in Sure Energy.

The beneficiaries of the Trust are the holders of trust units (“Unitholders”). The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow is provided to the Trust from the properties owned and operated by its subsidiaries, SET Resources Inc. (the “Company”) and Mamba Production Partnership (the “Partnership”). Cash flow is paid from the Company and the Partnership to the Trust by way of royalty payments, interest payments and principal repayments. The Trust makes monthly distributions to its Unitholders.

2.	Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of the Trust and its directly or indirectly wholly-owned subsidiaries, Sound 1 Trust and the Partnership. All intercompany transactions have been eliminated.

Measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting principles.

The amounts recorded for depletion, depreciation and amortization, the impairment test and asset retirement obligations are based on future costs as well as estimates of reserves and production in the case of depletion. By their nature, these estimates and those related to the assessment of future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Full cost accounting

The Trust follows CICA Accounting Guideline 16 “Oil and gas accounting – full cost” (“AcG-16”). The Trust follows the full-cost method of accounting whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized as part of Property, Plant and Equipment (“PP&E”) in one Canadian cost centre and charged against income, as set out below. Such costs include land acquisition, drilling, geological and geophysical expenditures, production facilities and overhead expenses related to exploration and development activities. These costs are depleted and depreciated using a unit-of-production method using estimated gross proved petroleum and natural gas reserves as determined by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of six thousand cubic feet of natural gas equating one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs. Costs of production facilities are depreciated on a unit-of-production basis. Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20 percent or more in the depletion rate.

Oil and gas assets are evaluated in each reporting period to assess whether the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are calculated using estimated future product prices and costs and are discounted using the risk-free rate. Reserves are determined pursuant to National Instrument 51-101.

Asset retirement obligations

The Trust recognizes as a liability the estimated fair value of the future retirement obligations associated PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability.

Office furniture, equipment and leaseholds

Office furniture and equipment is depreciated using the straight-line method at an annual rate of 20 percent. Leasehold improvements are amortized over the remaining lease term. These asset costs and related depreciation and amortization are included as part of PP&E.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at the average exchange rate during the month they are recorded. Exchange gains or losses are included in income in the year incurred.

Goodwill

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of net identifiable assets and liabilities of the acquired entity. Goodwill is tested annually at year-end for impairment or as events occur that could result in impairment. Impairment is recognized based on the fair value of the Trust compared with the book value of the Trust. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for its fair value. The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized. Goodwill was tested at December 31, 2006 for impairment and no impairment was required.

Joint interests

A portion of the Trust’s exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Hedging

The Trust follows Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The Trust periodically utilizes certain financial instruments to reduce exposures related to petroleum and natural gas prices and foreign exchange fluctuations on a portion of its crude oil and natural gas production. Gains and losses on these contracts, all of which must constitute effective hedges, are recognized in revenue concurrently with the hedged transaction. If hedge requirements are not met or if the Trust does not designate the contract as a hedge, the financial instruments are recorded at fair value; any gains or losses are included in income in the period.

Future income taxes

The Trust follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that are currently in effect when the differences are expected to reverse.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its taxable income to the Unitholders in accordance with the Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company, the Partnership and the Trust which result in the transferring of taxable income from the Company and the Partnership to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which are recognized as a recovery of income tax in the period the payments are made.

Unit-based compensation

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust. Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the rights held. These rights are issued in the form of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”). Compensation expense associated with rights granted under the plan is measured at the date of grant. The value is determined as the difference between the market price at the grant date and the exercise price of the rights ($Nil) and amortized over the vesting period of the rights.

Trust unit rights related to the Trust Units Rights Incentive Plan are granted at the market price of the units at the time of grant, vest over three years and have a term of five years. The rights allow for the exercise price of rights to be reduced in future periods by a portion of the future distributions. Compensation expense is accounted for using the fair value method. See Note 14 for a description of the plans.

Per-unit amounts

Net income per trust unit is calculated using the weighted average number of units outstanding during the year. Diluted net income per trust unit includes the effect of dilutive Exchangeable Shares, RTUs, PTUs and convertible debentures. This is calculated using the treasury stock method and “if converted” method, as appropriate, to determine the dilutive effect of any unit-based compensation and convertible securities. The treasury method assumes that the proceeds received from the exercise of “in the money” unit rights are used to re-purchase and cancel units at the average trading price for the period. The “if converted” method assumes conversion of convertible securities at the beginning of the reporting period or at a time of issuance, if later.

3.	Acquisitions

On August 14, 2006, the Trust completed the acquisition of Clear Energy, a public oil and gas company, by acquiring 100 percent of Clear Energy’s outstanding common shares. The results of Clear Energy have been included in the consolidated financial statements since August 14, 2006. The acquisition was accounted for using the purchase method of accounting. The allocation of the consideration paid to the fair value of the assets acquired and liabilities assumed is as follows, but is subject to change upon the final determination of fair values:

Allocation of purchase price	$000s
Accounts receivable	13,756
Property and equipment	220,662
Goodwill	91,295
Accounts payable	(10,034)
Fair value of derivative instruments	(648)
Bank debt	(46,155)
Deferred credits	(414)
Asset retirement obligation	(6,129)
Future income tax liability	(22,700)
239,633

Consideration given	$000s
Issue of 27,550,058 trust units(1)	224,822
Issue of 1,208,323 Series D exchangeable shares (1)	9,861
Acquisition costs	4,950
239,633

(1) For purposes of the purchase price determination, the Trust used a price of $8.59 per trust unit and exchangeable share, being the average market price of NAV Energy Trust units on the days surrounding the announcement of the transaction, which was then discounted by 5 percent to reflect underwriting fees that would have occurred for a comparable market transaction.

The amount allocated to goodwill is not deductible for tax purposes. As part of the Plan of Arrangement, NAV conveyed $409,000 of assets to Sure Energy in exchange for common shares, which were subsequently distributed to Unitholders.

4.	Property, Plant and Equipment
$000s	Cost	Accumulated depletion, depreciation and amortization	Net book value
December 31, 2006
Property, plant and equipment	1,033,688	511,340	522,348
December 31, 2005
Property, plant and equipment	655,021	344,862	310,159

At December 31, 2006, $56.7 million (2005 - $27.7 million) of costs relating to unproved properties were excluded from costs subject to depletion. During 2006,

$5.3 million (2005 - $3.9 million) of general and administrative expenses relating to exploration and development activities were capitalized. At December 31, 2006, $0.9 million (2005 - $Nil) of assets under capital lease have been included as part of PP&E (see Note 7).

The ceiling test as at December 31, 2006 was calculated using prices from the reserve report effective on that date. The price for a barrel of oil used for the first five years 2007 to 2011 was $58.97, $58.24, $56.30, $55.25 and $55.46, respectively, and benchmarked to WTI; thereafter increasing by 1.07 percent through to 2018. The price used for a thousand cubic feet of natural gas for the first five years 2007 to 2011 was $7.21, $7.49, $7.81, $7.86 and $7.93 respectively and benchmarked to AECO; thereafter increasing by 2.8 percent through to 2018. No impairment was required for 2006 and 2005.

5.	Bank Debt

At December 31, 2006, the Trust had a credit facility with a syndicate of chartered banks consisting of a $126.5 million extendible revolving term credit facility and a $20.0 million extendible operating credit facility. At December 31, 2006, $102.3 million was drawn on the facilities (December 31, 2005 - $47.0 million). The Trust’s $20.0 million short-term facility, initially included as part of the credit facility, matured on December 31, 2006 and was not renewed. The revolving term facility and the operating facility are available on a revolving basis until August 2007 (364-day facility) and are subject to extension annually with the agreement of the lenders. Should the lenders not extend the revolving facility, the facility will automatically convert to a one year non-revolving term loan with no repayments until the end of such year. The credit facility is secured by a $300.0 million demand debenture conveying a first floating charge over all the assets of the Trust and is subject to a semi-annual review of the borrowing base. The facility bears interest based on the prime rate and/or money market rates plus a margin which fluctuates based on the debt-to-cash flow ratio of the Trust. Under the terms of the credit facility, the Trust is restricted from making distributions in circumstances: (i) where there is an event of default under the credit facility; and, (ii) where outstanding borrowings exceed the borrowing base agreed to by the lenders. In March of 2007, the Trust’s credit facilities, which are subject to interim borrowing base reviews, were reduced to $135.0 million with the existing syndicate of lenders (see Note 23). As a result of this review, an additional restriction was placed on making distributions where the distribution is in excess of 100 percent of distributable cash as defined by the credit facility. The approximate effective rate on bank debt was 5.9 percent for the year ended December 31, 2006 (December 31, 2005 – 4.8 percent).

6.	Obligation under Capital Lease and Commitments

In December 2006, the Trust entered into a three-year capital lease for a compressor. The lease has payment commitments over the next three years as follows:

$000s
2007	220
2008	203
2009	643
1,066
Less imputed interest at 7.3 percent	(153)
Present value of the minimum lease payments	913
Less current portion	(212)
701

The Trust has assumed the following commitments, as detailed in the table below:

		Total	2007	2008	2009	2010	2011	After
	Transportation agreements	3,165	1,895	970	300	-	-	-
	Operating leases	7,351	1,527	1,417	1,325	1,330	701	1,051
		10,516	3,422	2,387	1,625	1,330	701	1,051
7.	Deferred Charges
						$000s
Balance – December 31, 2004						2,460
Amortization of deferred charges						(549)
Additions						-
Balance – December 31, 2005						1,911
Amortization of deferred charges						(845)
Additions						3,101
Balance – December 31, 2006						4,167

The additions to deferred charges from the beginning of the year include commitment fees incurred on the credit facility as part of the Plan of Arrangement paid to the lenders of $1,385,000 and fees incurred on the issuance of $41.0 million in convertible debentures on November 13, 2006 of $1,716,000. Deferred charges are amortized over the term of the respective borrowing arrangement.

8.	Deferred Credits

The deferred credits relate to reimbursements from the landlord for leasehold improvements on office space. On the acquisition of Clear Energy, the value attributed to these inducements was $414,000 and is being amortized against office lease expense over the five-year term of the lease remaining (see Note 3). Total amortization for the period ended December 31, 2006 is $35,000.

9.	Convertible Debentures

On November 13, 2006, the Trust issued $41.0 million, 5-year, 8 percent convertible unsecured subordinated debentures (the “8.0% Convertible Debentures”). The interest is payable semi-annually on June 30 and December 31 in each year commencing June 30, 2007. After December 31, 2009 and prior to maturity, the 8.0% Convertible Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days' prior notice, at a redemption price of $1,050 per 8.0% Convertible Debenture after December 31, 2009 and on or before December 31, 2010, and at a redemption price of $1,025 per 8.0% Convertible Debenture after December 31, 2010 and before maturity, in each case, plus accrued and unpaid interest thereon, if any. The Trust has the option to settle principal and interest in trust units. Each 8.0% Convertible Debenture is convertible into trust units at the option of the holder at any time at a conversion price of $6.10 per trust unit.

On June 10, 2004, the Trust issued $60.0 million, 5-year, 8.75 percent convertible unsecured subordinated debentures (the “8.75% Convertible Debentures”). The interest is payable semi-annually on June 30 and December 31 in each year commencing December 31, 2004. The 8.75% Convertible Debentures are redeemable at a price of $1,025 per 8.75% Convertible Debenture after June 30, 2008 and before maturity on June 30, 2009. Each 8.75% Convertible Debenture is convertible into trust units at the option of the holder at any time at a conversion price of $10.40/trust unit. The Trust has the option to settle principal and interest in trust units. The conversion price of the 8.75% Convertible Debentures was adjusted from $11.00/trust unit to $10.40/trust unit to recognize the value of the distribution of Sure Energy shares to debenture holders as part of the Plan of Arrangement with Clear Energy.

Outstanding Convertible Debentures (000s)	Number of units	$000s
Balance – December 31, 2004	59,552	59,552
Exchanged for trust units	(9)	(9)
Issued	-	-
Balance – December 31, 2005	59,543	59,543
Exchanged for trust units	(30)	(30)
Issued	41,035	41,035
Balance – December 31, 2006	100,548	100,548

10.	Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

$000s	2006	2005
Asset retirement obligation, December 31, 2005	21,541	19,784
Liabilities incurred on acquisition from Clear Energy (Note 3)	6,129	-
Liabilities incurred	2,761	1,157
Liabilities settled	(1,519)	(840)
Accretion of asset retirement obligation	2,171	1,440
Asset retirement obligation, December 31, 2006	31,083	21,541

At December 31, 2006, the total undiscounted asset retirement obligation is estimated to be $62.5 million (December 31, 2005 - $45.8 million). A 1.5 percent inflation rate and a seven percent discount rate assumption have been used to estimate the obligations. Most of the obligations related to oil and gas wells are expected to be settled from 2007 to 2026 and those related to the facilities settled up to 2040, all being funded from general Trust resources at the time of settlement.

11.	Other Long-Term Liabilities

In May 2005, the Trust initiated a long-term incentive plan to retain and attract qualified employees, to promote a proprietary interest in the Trust by such employees, to encourage such employees to remain in the employ of the Trust, to put forth maximum efforts for the success of the Trust, and to reward positive performance. The plan award to a specific participant is expressed as a number of notional units. The number of notional units is referred to as the “Plan Unit Number”. The Plan bonus was payable on the anniversary award date to each employee in the next three years after the grant date in the amount of 33 1/3 percent per year and to each officer and director in the amounts of 25 percent in the first year, 35 percent in the second year, and 40 percent in the third year. On each payment date the cash value of that portion of the Plan bonus to be paid to the specific participant was the percentage of the Plan Unit Number at the then unit price together with all distributions in respect of that percentage of the Plan Unit Number since the award date.

The acquisition of Clear Energy Inc. on August 14, 2006 triggered a change of control provision under the long-term incentive plan. This resulted in the immediate vesting and payment of the next anniversary award granted to each employee. All other award grants were canceled and the plan terminated. As at December 31, 2006, there were no Plan Units outstanding (December 31, 2005 – 826,374 Plan Units). For the year ended December 31, 2006, compensation expense of $1.3 million has been included in general and administrative expenses (2005 - $1.7 million) and $0.9 million has been included as capitalized general and administrative (2005 - $1.1 million) outlays. The accrued long-term portion of the Trust’s $2.8 million liability for the long-term incentive plan included in other long-term liabilities was $1.4 million at December 31, 2005.

12.	Non-Controlling Interest

The exchangeable shares of the Trust are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distributions paid on the trust units divided by the five-day weighted average unit price preceding the record date. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date.

At December 31, 2006, the exchange ratio of the Series A exchangeable shares was 1.57996, for the Series B exchangeable shares was 1.55644, and for the Series D exchangeable shares was 1.06129. The total number of trust units that the exchangeable shares would be converted into at December 31, 2006 using these exchange ratios would be 1,583,521. The Series D exchangeable shares were issued pursuant to the Plan or Arrangement effective August 14, 2006 (see Note 3).

The exchangeable shares of the Trust are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Net income has been reduced by an amount equivalent to the non-controlling interest’s proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Non-controlling interest	Number of shares	Convertible to units(1)	$000s
Series A
Balance – December 31, 2004	319,119	372,176	3,344
Exchanged for trust units	(51,232)	(62,223)	(540)
Non-controlling interest in net income	-	-	268
Adjustment to exchange ratio	-	53,888	-
Balance – December 31, 2005	267,887	363,841	3,072
Exchanged for trust units	(2,844)	(4,039)	(33)
Non-controlling interest in net income	-	-	77
Adjustment to exchange ratio	-	58,955	-
Balance – December 31, 2006	265,043	418,757	3,116
Series B
Balance – December 31, 2004	187,172	215,115	1,487
Exchanged for trust units	(184,027)	(219,301)	(1,469)
Non-controlling interest in net income	-	-	10
Adjustment to exchange ratio	-	8,395	-
Balance – December 31, 2005	3,145	4,209	28
Exchanged for trust units	-	-	-
Non-controlling interest in net income	-	-	1
Adjustment to exchange ratio	-	686	-
Balance – December 31, 2006	3,145	4,895	29
Series C
Balance – December 31, 2004	563,174	603,120	5,609
Exchanged for trust units	(563,174)	(603,120)	(5,609)
Non-controlling interest in net income	-	-	-
Adjustment to exchange ratio	-	-	-
Balance – December 31, 2005 and 2006	-	-	-
Series D
Balance – December 31, 2005	-	-	-
Issued on acquisition of Clear Energy (Note 3)	1,208,323	1,208,323	9,861
Exchanged for trust units	(115,437)	(117,355)	(928)
Non-controlling interest in net income	-	-	38
Adjustment to exchange ratio	-	68,901	-
Balance – December 31, 2006	1,092,886	1,159,869	8,971
Total outstanding	1,361,074	1,583,521	12,116

(1) The conversion ratios used at December 31, 2006, December 31, 2005 and for exchanges that occurred during the years are specific to the dates represented or when the transaction occurred.

13.	Income Taxes

The components of the future income tax liability at December 31, 2006 and 2005 are as follows:

$000s	2006	2005
Future income tax assets (liabilities)
Property and equipment	(12,605)	(4,269)
Future income tax benefits
Asset retirement obligations receivable	7,685	6,387
Share issue costs	624	48
Future income tax asset (liability)	(4,296)	2,166

The provision for income taxes differs from the result that would be obtained by applying the combined Canadian Federal and Provincial statutory income tax rates to income (loss) before taxes. This difference results from the following:

$000s	2006	2005

Consolidated income (loss) before future taxes	(9,601)	17,002
Income attributed to the Trust	32,949	21,138
Loss before future taxes attributable to the Company	(42,550)	(4,136)
Expected income taxes at the statutory rate of 35.8% (2005 – 37.6%)	(15,233)	(1,555)
Increase (decrease) in taxes resulting from:
Crown royalties, (net of ARTC)	1,868	3,621
Resource allowance	(2,882)	(3,897)
Capital tax	88	469
General and administrative not deductible	1,455	587
Other	46	72
Utilized (not recognized) for tax on income earned (loss incurred) in period	(14,658)	(703)
Adjustment of tax basis and reduction of future income tax rates	(1,580)	(780)
Future income tax recovery	(16,238)	(1,483)

The Trust had no taxable income in 2006 or 2005. The Trust has recorded a future tax liability of $4.3 million at December 31, 2006 (2005 an asset of $2.2 million). The Trust’s group of affiliated companies includes entities not subject to income tax as income is taxed directly to their ultimate owners. Total temporary differences associated with these entities not subject to tax is $11.5 million for 2006 (2005 - $19.9 million).

$000s	2006	2005
Canadian exploration expenditures	30,285	11,297
Canadian development expenditures	78,776	29,183
Canadian oil and gas property expense	154,451	82,621
Undepreciated capital cost	136,823	67,577
Non-capital losses	19,990	37,805
Other	11,300	7,581
	431,625	236,064

On October 31, 2006, the federal government announced its intention to change the way that royalty trusts and income funds are taxed. The proposed changes are not yet enacted and accordingly, there was no impact on the Trust’s December 31, 2006 consolidated financial statements. If the proposals are enacted as currently written, they will result in taxation of distributions at the Trust level at a rate of 31.5 percent effective January 1, 2011. As Sound is an existing trust, there will be no impact on cash flow in the four-year transition period. The Trust is currently assessing the proposals and their potential implications to Sound.

14.	Unitholders’ Capital
(a)	Authorized

The Trust is authorized to issue an unlimited number of Trust units.

(b) Issued and outstanding
Unit capital	Number of units	Value ($000s)
Balance – December 31, 2004	27,180,218	280,221
Trust Unit Rights exercised	78,832	721
Issued on conversion of Series A exchangeable shares	62,223	540
Difference between the fair value and book value on the conversion of Series A exchangeable shares	-	(277)
Issued on conversion of Series B exchangeable shares	219,301	1,469
Issued on conversion of Series C exchangeable shares	603,120	5,609
Issued on conversion of convertible debentures	817	9
Issued pursuant to the distribution reinvestment plan	145,270	1,338
Issued on settlement of retention bonus (Note 20)	61,583	552
Balance – December 31, 2005	28,351,364	290,182
Trust Unit Rights exercised	558,500	4,731
Issued on conversion of Series A exchangeable shares	4,039	33
Difference between the fair value and book value on the conversion of Series A exchangeable shares	-	1
Issued on conversion of Series D exchangeable shares	117,355	928
Issued on conversion of convertible debentures	2,727	30
Issued pursuant to the distribution reinvestment plan	236,158	1,617
Issued on acquisition of Clear Energy (Note 3)	27,550,058	224,822
Distribution of common shares of Sure Energy (Note 3)	-	(409)
Issued on settlement of retention bonus (Note 20)	29,212	276
Balance – December 31, 2006	56,849,413	522,211

Redemption right

Unitholders may redeem their trust units at any time by delivering their unit certificates to the Trustee, together with a properly completed notice requesting redemption. The redemption amount per trust unit will be the lesser of 90 percent of weighted average trading price of the trust units on the principal market on which they are traded for the 10-day period after the trust units have been validly tendered for redemption and the “closing market price” of the trust units. The redemption amount will be payable on the last day of the following calendar month. The “closing market price” will be the closing price of the trust units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the trust units on that date, the average of the last bid and ask prices of the trust units on that date.

(c)	Trust Unit Rights Incentive Plan

The Trust Unit Rights Incentive Plan (the “Rights Plan”) was established as part of the Plan of Arrangement effective December 29, 2003 regarding the reorganization of Navigo into NAV. The Rights Plan has been replaced by the Unit Award Incentive Plan as discussed in “Unit Award Incentive Plan” of these consolidated financial statements and is no longer active for future grants. Trust unit rights are granted at the market price of the trust units at the time of the grant, vest over three years and have a term of five years. The Rights Plan allows for the exercise price of the rights to be reduced in future periods by a portion of the future distributions.

The Trust recorded compensation expense for the year ended December 31, 2006 of $0.6 million (December 31, 2005 - $1.0 million), which has been recorded as a general and administrative expense and included in contributed surplus as the cost associated with the rights. The compensation expense was based on the fair value of rights issued and is amortized over the remaining vesting period of such rights.

The number of unit rights issued and exercise prices are detailed below:

Trust Unit Rights	Number of rights	Weighted average exercise price
Balance – December 31, 2004	1,074,250	$10.33
Granted	146,500	9.84
Exercised	(78,832)	7.75
Cancelled	(222,001)	9.10
Balance – December 31, 2005	919,917	10.20
Granted	-	-
Exercised	(558,500)	6.27
Cancelled	(253,500)	7.65
Balance – December 31, 2006 before reduction of exercise price	107,917	10.29
Reduction in exercise price for cumulative distributions	-	(3.54)
Balance – December 31, 2006	107,917	6.75
Exercisable – December 31, 2006	107,917	$ 6.75
(d) Unit Award Incentive Plan

As a result of the Plan of Arrangement, on August 14, 2006, the Unitholders of Sound approved the Unit Award Incentive Plan. This plan authorizes the Board of Directors to grant rights to acquire trust units consisting of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) to directors, officers, employees and consultants of the Trust and its affiliates. The number of PTUs granted is dependent on various factors including the performance of the individual and the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies or other criteria the Board of Directors may determine. The number of PTUs that potentially may be granted to each employee is discretionary and is based upon an estimate made by management. A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the units to be issued. It is management’s intention to settle unit awards in the form of trust units versus settlement in cash and as a result has accounted for these unit awards as equity instruments. The value is determined as the difference between the market price at the grant date and the exercise price of the rights ($Nil) and amortized over the vesting period of the rights. The following table sets forth the Unit Award Incentive Plan activity for the year ended December 31, 2006:

	Restricted Trust Units	Performance Trust Units	Total
Balance – December 31, 2005	-	-	-
Granted	2,074,200	-	2,074,200
Cancelled	(47,000)	-	(47,000)
Balance – December 31, 2006	2,027,200	-	2,027,200

RTUs vest annually over a three-year period and, upon vesting, entitle the holder to the number of trust units designated or approved by the Compensation Committee. Forfeitures are recognized on an actual basis.

The weighted average grant date fair value of the RTUs granted in 2006 was $8.22 per unit. The fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

The Trust recorded compensation expense for the year ended December 31, 2006 of $3.9 million (December 31, 2005 - $Nil), which has been recorded as unit-based compensation and included in contributed surplus as the cost associated with the rights.

As of December 31, 2006, no PTUs have been granted. Based upon the number of RTUs outstanding at December 31, 2006 and limited by the Unit Award Incentive Plan, the maximum number of PTUs that may be granted at a future date is 600,000.

(e)	Per-unit amounts

The per unit amounts for the years ended December 31, 2006 and 2005 were calculated based on the following weighted average number of units outstanding:

Years ended December 31	2006	2005
Basic	39,439,325	28,155,958
Trust rights incentive plan	14,443	180,261
Series A exchangeable shares (Note 12)	418,757	363,841
Series B exchangeable shares (Note 12)	4,895	4,209
Series D exchangeable shares (Note 12)	441,704	-
Restricted trust units	752,353	-
Diluted	41,071,477	28,704,269

For the year ended December 31, 2006, the following securities were excluded from the determination of diluted net income per unit as their inclusion would be anti-dilutive: convertible debentures – 6,609,186 (December 31, 2005 – 5,413,000); exchangeable shares – 718,165 (December 31, 2005 – Nil); RTUs – 1,274,847

(December 31, 2005 – Nil); and the Rights Plan – 93,474 (December 31, 2005 – 739,656).

(f) Contributed surplus
$000s
Balance - December 31, 2004	666
Compensation expense	953
Net benefit on rights exercised	(110)
Balance – December 31, 2005	1,509
Compensation expense	4,578
Net benefit on rights exercised	(1,092)
Balance – December 31, 2006	4,995

15.	Distributions

Income of the Trust includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The following table shows the distributions declared for each month in the years ended December 31, 2006 and 2005:

	2006		2005
	$/Unit	$000s	$/Unit	$000s
January	0.10	2,839	0.15	4,186
February	0.10	2,841	0.15	4,193
March	0.10	2,842	0.15	4,211
April	0.10	2,843	0.15	4,213
May	0.10	2,845	0.10	2,816
June	0.10	2,847	0.10	2,817
July	0.10	2,848	0.10	2,826
August	0.10	5,661	0.10	2,829
September	0.10	5,673	0.10	2,831
October	0.10	5,676	0.10	2,833
November	0.10	5,681	0.10	2,834
December	0.10	5,685	0.10	2,835
Total	1.20	48,281	1.40	39,424

At December 31, 2006, distributions of $5,685,000 (2005 - $2,835,000) were payable to Unitholders for the month of December, 2006. The cash distributions paid in 2006 were $45.4 million (2005 - $40.7 million). Cash distributions declared in 2006 were $48.3 (2005 - $39.4 million).

The Trust has a Distribution Reinvestment Plan that provides eligible Unitholders of the Trust the advantage of accumulating additional trust units by reinvesting their cash distributions paid by the Trust. The cash distributions are reinvested at the discretion of the Company, either by the acquisition of trust units at prevailing market rates, or by the acquisition of trust units issued from treasury at 95 percent of the average market price (which is the weighted average trading price of trust units on the Toronto Stock Exchange for the period commencing on the second business day after the distribution record date and ending on the second business day immediately prior to the distribution payment date, such period not to exceed 20 trading days).

16.	Payout Settlement

In 2005, the Trust expensed $2.4 million for settlement of two contractual arrangements with a third-party processor. For the first arrangement, a transportation contract, $1.4 million was paid on early termination in 2005. In 2006, $1.0 million was paid on early termination for the second agreement, a processing fee arrangement.

17.	Financial Instruments

The carrying value of the Trust’s accounts receivable, accounts payable and accrued liabilities and distributions payable approximates fair value due to the short term nature of these items. The Trust’s bank debt bears interest at a floating market rate; accordingly, no significant difference exists between the fair value and the carrying value.

Substantially all of the Trust’s accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management’s assessment of the associated credit risks.

At December 31, 2006, the Trust had the following financial instruments outstanding where hedge accounting has not been applied, and the mark-to-market impact is reflected in the financial statements:

	Period	Volume	Hedged price	Index
Gas price collar	Nov. 1, 2006 to Mar. 31, 2007	5,000 GJ/d (1)	$8.00/GJ to $9.17/GJ(1)	AECO

(1) GJs convert to Mcf at a rate of 1.055056:1.

18.	Supplementary Cash Flow Information
	($000s)	2006	2005
	Interest paid on bank debt	6,400	2,207
	Interest paid on convertible debentures (1)	7,814	2,605
	Taxes paid	1,342	967

(1) Interest paid includes $2,605,000 accrued for as at December 31, 2005.

19.	Hedging Contracts

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Trust monitors and, when appropriate, utilizes derivative financial instruments to hedge its exposure to these risks.

The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments.

In 2006, petroleum and natural gas sales increased by $1.9 million (2005 – $2.7 million reduction) due to crude oil and natural gas hedging activities. At December 31, 2006, the Trust had the following financial instruments outstanding for which hedge accounting has been applied:

	Period	Volume	Hedged price	Index
Oil price collar	Jan 1, 2007 to Dec. 31, 2007	500 bbl/d	US$70.00/bbl to US$74.30/bbl	WTI
Gas price collar	Nov. 1, 2006 to Mar. 31, 2007	5,000 GJ/d(1)	$8.00/GJ to $11.40/GJ	AECO

(1) GJs convert to Mcf at a rate of 1.055056:1.

At December 31, 2006, settlement of the oil price collars would have resulted in gains of US$1.3 million (2005 - US$0.6 million) and settlement of the gas price collar would have resulted in a gain of $0.7 million (2005 - $Nil).

20.	Related-Party Transactions

Pursuant to agreements dated December 31, 2003, three senior executives were entitled to receive a total of $1.5 million in retention bonuses payable in trust units based on the market price at the time of issue, payable in semi-annual payments over the following two years subject to certain conditions. During the first quarter of 2006, 29,212 trust units were issued in settlement of the last semi-annual payment for two senior executives. All of the third senior executive’s retention bonus was settled during 2004.

Sure Energy is a related party of Sound as three directors of Sure Energy sit on the Board of Directors of Sound and the same director serves as Chairman for both companies. The Trust is the operator of several properties in which Sure Energy is a joint venture partner. Amounts paid and to be paid by the Trust to Sure Energy totaled $397,000 for the year ended December 31, 2006. As at December 31, 2006, $168,000 was included in accounts payable in respect of these amounts. Also, during 2006, Sure Energy was charged $129,000 for rent and parking by Sound, of which $57,000 was payable at December 31, 2006. Amounts charged by or payable by the Trust to Sure Energy are on the same terms and conditions as charged to any other third party or third party joint venture partner.

21.	Contingencies

The Trust is party to various outstanding claims arising from the normal course of business. In management’s opinion, none of the claims, either individually or in total, is expected to have a material impact on the Trust’s results of operations or financial position.

22.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Certain pipeline tariffs previously netted against revenues have now been reclassified to transportation expense.

23.	Subsequent Events

In March of 2007, the Trust’s credit facilities, which are subject to interim borrowing base reviews, were reduced to $135.0 million with the existing syndicate of lenders. The primary reduction was the expiration of the $20.0 million short-term facility, and due to the issuance of subordinate debt in the fourth quarter of 2006, the remaining borrowing base was further reduced. As a result of this review, an additional restriction has been placed on making distributions where the distribution is in excess of 100 percent of distributable cash as defined by the credit facility.

SCHEDULE "B"

SOUND ENERGY TRUST

Consolidated Balance Sheets

Unaudited ($000s)	June 30 2007	December 31 2006
Assets
Current
Cash	-	1,064
Accounts receivable (Note 3)	27,704	29,074
Derivative financial instruments (Notes 3 and 17)	4,024	874
	31,728	31,012
Deferred charges (Notes 3 and 10)	-	4,167
Property, plant and equipment (Note 5)	505,175	522,348
Goodwill (Note 6)	-	91,295
	505,175	617,810
	536,903	648,822
Liabilities
Current
Accounts payable and accrued liabilities	32,121	35,754
Distributions payable (Note 16)	3,159	5,685
Current portion of deferred credits (Note 9)	94	94
Current portion of capital lease obligation (Note 8)	324	212
Derivative financial instruments (Notes 3 and 17)	1,005	-
	36,703	41,745
Bank debt (Notes 3, 7 and 22)	113,419	102,300
Deferred credits (Note 9)	238	285
Convertible debentures (Notes 3 and 10)	97,773	100,548
Asset retirement obligation (Note 11)	32,605	31,083
Obligation under capital lease (Note 8)	1,263	701
Future income tax liability (Notes 3 and 13)	14,528	4,296
	259,826	239,213
Non-controlling interest (Note 14)	7,797	12,116
Unitholders’ Equity
Unitholders’ capital (Note 15)	525,234	522,211
Contributed surplus (Note 15)	10,921	4,995
Accumulated other comprehensive income (Note 3)	542	-
Deficit (Notes 3 and 16)	(304,120)	(171,458)
	232,577	355,748
	536,903	648,822

See Notes to the Consolidated Financial Statements

SOUND ENERGY TRUST

Consolidated Statements of Operations and

Comprehensive Income (Loss)

Three months ended June 30			Six months ended June 30
Unaudited ($000s, except per unit amounts)	2007	2006	2007	2006
Revenue
Petroleum and natural gas sales	45,984	36,394	91,384	71,151
Royalties, net of Alberta Royalty Tax Credits	(8,691)	(7,144)	(17,649)	(14,207)
	37,293	29,250	73,735	56,944
Expenses
Production (Note 15)	11,692	8,079	23,113	16,518
Transportation	2,043	1,281	3,684	2,513
General and administrative (Notes 5, 12 and 15)	4,648	1,690	9,730	3,585
Interest on convertible debentures (Notes 3 and 10)	2,372	1,320	4,689	2,605
Interest on bank debt	1,764	1,017	3,272	1,706
Impairment of goodwill	-	-	91,295	-
Derivative gain (Notes 3 and 17)	(4,809)	-	(3,593)	-
Accretion of asset retirement obligation (Note 11)	563	380	1,121	768
Depletion, depreciation and amortization	22,207	13,775	42,836	26,879
	40,480	27,542	176,147	54,574
Income (loss) before taxes	(3,187)	1,708	(102,412)	2,370
Taxes
Capital taxes	292	314	608	651
Future income tax expense (recovery)	13,425	(1,648)	10,299	(2,025)
	13,717	(1,334)	10,907	(1,374)
Income (loss) before non-controlling interest	(16,904)	3,042	(113,319)	3,744
Non-controlling interest (Note 13)	212	(42)	2,768	(51)
Net income (loss)	(16,962)	3,000	(110,551)	3,693
Other comprehensive income (loss)
Loss on cash flow hedges de-designated on	(270)	-	(1,053)	-
January 1, 2007 (net of tax of $112 and $440)
Comprehensive income (loss)	(16,962)	3,000	(111,604)	3,693
Net income (loss) per Trust unit
Basic	(0.29)	0.11	(1.93)	0.13
Diluted	(0.29)	0.10	(1.93)	0.13
Weighted average number of Trust units outstanding (Note 15)
Basic	57,318	28,443	57,144	28,416
Diluted	57,318	29,029	57,144	28,905

See Notes to the Consolidated Financial Statements

2

SOUND ENERGY TRUST

Consolidated Statement of Retained Earnings

Three months ended June 30			Six months ended June 30
Unaudited ($000s)	2007	2006	2007	2006
Deficit, beginning of period	(277,961)	(137,527)	(171,458)	(129,698)
Net income (loss)	(16,692)	3,000	(110,551)	3,693
Distributions (Note 16)	(9,467)	(8,535)	(21,438)	(17,057)
Adoption of financial instruments (Note 3)	-	-	(673)	-
Deficit, end of period	(304,120)	(143,062)	(304,120)	(143,062)

Consolidated Statement of Accumulated Other Comprehensive Income
Accumulated other comprehensive income, beginning of period	812	-	-	-
Adoption of financial instruments (Note 3)	-	-	1,595	-
Other comprehensive loss
Loss on cash flow hedges de-designed on January 1, 2007 (net of tax of $112 and $440)	(270)	-	(1,053)	-
Accumulated other comprehensive income, end of period	542	-	542	-

See Notes to the Consolidated Financial Statements

3

SOUND ENERGY TRUST

Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
Unaudited ($000)	2007	2006	2007	2006
Cash flows related to the following activities:
Operating
Net income (loss)	(16,692)	3,000	(110,551)	3,693
Items not affecting cash:
Accretion of asset retirement obligations	563	380	1,121	768
Depletion, depreciation and amortization	22,207	13,775	42,836	26,879
Unit-based compensation	2,478	(343)	5,926	142
Non-cash interest expense	229	-	452	-
Non-controlling interest	(212)	42	(2,768)	51
Future income tax expense (recovery)	13,425	(1,648)	10,299	(2,025)
Impairment of goodwill	-	-	91,295	-
Unrealized derivative gain	(3,937)	-	(1,247)	-
Asset retirement obligations settled	(397)	(211)	(2,202)	(495)
Change in non-cash operating working capital	1,405	(2,402)	(4,518)	(2,089)
	19,069	12,593	30,643	26,924
Financing
Increase in bank debt	5,976	18,786	11,245	36,014
Convertible debentures issued, net of expenses	(4)	359	(156)	692
Trust units issued for cash, net of expenses	732	-	1,472	-
Proceeds on exercise of rights	-	-	-	5
Settlement of lease obligation	(44)	-	(91)	-
Distributions	(9,452)	(8,530)	(23,964)	(17,045)
	(2,792)	10,615	(11,494)	19,666
Investing
Property, plant and equipment expenditures	(10,316)	(7,498)	(22,354)	(39,456)
Property acquisitions	123	(1,028)	-	(1,028)
Property dispositions	-	-	59	-
Change in non-cash working capital	(6,084)		2,082	(6,106)
	(16,277)	(23,208)	(20,213)	(46,590)
Net decrease in cash	-	-	(1,064)	-
Cash, beginning of period	-	-	1,064	-
Cash, end of period	-	-	-	-

See Notes to the Consolidated Financial Statements

4

SOUND ENERGY TRUST

Notes to Consolidated Financial Statements

Three months and six months ended June 30, 2007 (Unaudited)

(all tabular amounts are in $000s except unit and per unit amounts)

1.	Structure of the Trust

Sound Energy Trust (“Sound” or the “Trust”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture (under NAV Energy Trust, “NAV”) dated November 12, 2003, amended from time to time. The trust indenture was amended to change the name to Sound Energy Trust pursuant to the Plan of Arrangement effective August 14, 2006, resulting in the merger of Navigo Energy Inc. (“Navigo”) and Clear Energy Inc. (“Clear Energy”). The merger with Clear Energy has been accounted for as an acquisition with prior periods reflecting the financial position and results of operations of NAV. As a result of the Plan of Arrangement, a new series of exchangeable shares (“Series D”) was created along with a new junior oil and gas exploration company known as Sure Energy Inc. (“Sure Energy”). The Trust disposed of certain oil and gas properties to Sure Energy as part of the Plan of Arrangement. Sound has no interest in Sure Energy.

The beneficiaries of the Trust are the holders of Trust units (“Unitholders”). The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow is provided to the Trust from the properties owned and operated by its subsidiaries, SET Resources Inc. (the “Company”) and Mamba Production Partnership (the “Partnership”). Cash flow is paid from the Company and the Partnership to the Trust by way of royalty payments, interest payments and principal repayments. The Trust makes monthly distributions to its Unitholders.

2.	Significant Accounting Policies

The interim consolidated financial statements of the Trust have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2006.

3.	Changes in Accounting Policy
a)	Financial Instruments and Hedging Activities

Effective January 1, 2007, the Trust adopted the CICA Handbook section 3855, “Financial Instruments - Recognition and Measurement” section 3865, “Hedges” section 1530, “Comprehensive Income” and section 3861, “Financial Instruments – Disclosure and Presentation.” The Trust has adopted these standards prospectively and

5

the comparative interim consolidated financial statements have not been restated. Transition amounts have been recorded in deficit or accumulated other comprehensive income.

i)	Financial Instruments

All financial instruments must initially be recognized at fair value on the balance sheet. The Trust has classified each financial instrument into the following categories: held-for-trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption and with any new financial instrument, an irrevocable election is available that allows entities to classify any financial asset or financial liability as held for trading, even if the financial instrument does not meet the criteria to designate it as held for trading.

For financial assets and financial liabilities that are not classified as held for trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the fair value initially recognized for that financial instrument. These costs are expensed to earnings using the effective interest rate method.

The following is a summary of the accounting classification the Trust has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007 and June 30, 2007:

•	Cash designated as held for trading;
•	Accounts receivable designated as loans and receivables;
•	Accounts payable and accrued liabilities and distributions payable designated as other liabilities;
•	Bank debt designated as held for trading; and
•	Convertible debentures designated as other liabilities.

The Trust currently does not have any financial assets classified as available for sale or held to maturity.

ii)	Derivative Instruments and Hedging Activities

Derivative instruments are utilized by the Trust to manage market risk against the volatility in commodity prices. The Trust’s policy is not to utilize derivative instruments for speculative purposes. The Trust may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

6

Section 3865 of the CICA Handbook specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

As a result of the adoption of CICA Handbook section 3855, the Trust chose to de-designate hedges outstanding at December 31, 2006. The fair value of these de-designated hedges is reflected on the balance sheet in accumulated other comprehensive income and recognized though income over the remaining term of the hedge item. In addition, as with any other derivative in which hedge accounting is not used, any changes in fair value from the adoption date to the reporting date are immediately recognized through income.

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data.

iii)	Embedded Derivatives

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Trust has selected January 1, 2003 as its transition date for accounting for any potential embedded derivatives. As at June 30, 2007 and December 31, 2006, the value of the identified embedded derivatives is zero.

iv)	Comprehensive Income

Comprehensive income consists of net earnings and other comprehensive income (“OCI”). OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge and the change in fair value of any available for sale financial instruments. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI.

7

v)	Transitional Adjustment

As required, these standards have been applied as an adjustment to opening deficit and AOCI. Prior-period balances have not been restated. The impact of adopting these standards as at January 1, 2007 was as follows:

	December 31, 2006 (As reported)	Adoption adjustment	January 1, 2007 (As restated)
Assets
Accounts receivable	29,074	(126)	28,948
Fair value of derivative instruments	874	2,391	3,265
Deferred charges	4,167	(4,167)	-
Liabilities
Bank debt	102,300	(126)	102,174
Convertible debentures	100,548	(3,071)	97,477
Future income tax liability	4,296	373	4,669
Unitholders’ Equity
Deficit	(171,458)	(673)	(172,131)
Accumulated other comprehensive income	-	1,595	1,595

b)	Accounting Changes

Effective January 1, 2007, the Trust adopted the revised recommendations of CICA Handbook section 1506, “Accounting Changes.” The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was effective for all changes in accounting policies, changes in accounting estimates and corrections of prior-period errors initiated in periods beginning on or after January 1, 2007.

c)	Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. This Section is expected to have minimal impact on the Trust’s financial statements.

Sections 3862 and 3863 specify a revised and enhanced disclosure on financial instruments. These sections will require the Trust to increase disclosure on the nature and

8

extent of the risks arising from financial instruments and how the entity manages those risks.

4.	Acquisitions

On August 14, 2006, the Trust completed the acquisition of Clear Energy, a public oil and gas company, by acquiring 100 percent of Clear Energy’s outstanding common shares. The results of Clear Energy have been included in the consolidated financial statements since August 14, 2006. The acquisition was accounted for using the purchase method of accounting. The allocation of the consideration paid to the fair value of the assets acquired and liabilities assumed is as follows:

Allocation of purchase price	$000s
Accounts receivable	13,756
Property and equipment	220,662
Goodwill	91,295
Accounts payable	(10,034)
Fair value of derivative instruments	(648)
Bank debt	(46,155)
Deferred credits	(414)
Asset retirement obligation	(6,129)
Future income tax liability	(22,700)
239,633

Consideration given
Issue of 27, 550,058 Trust units	224,822
Issue of 1,208,323 Series D exchangeable shares	9,861
Acquisition costs	4,950
239,633

The amount allocated to goodwill is not deductible for tax purposes. As part of the Plan of Arrangement, NAV conveyed $409,000 of assets to Sure Energy in exchange for common shares, which were subsequently distributed to Unitholders.

5.	Property, Plant and Equipment (“PP&E”)
$000	Cost	Accumulated	Net book value
June 30, 2007
Property, plant and equipment	1,054,926	551,162	503,764
Other	4,425	3,014	1,411
	1,059,351	554,176	505,175
December 31, 2006
Property, plant and equipment	1,029,672	508,639	521,033
Other	4,016	2,701	1,315
	1,033,688	511,340	522,348

9

At June 30, 2007, $54.7 million (December 31, 2006 - $56.7 million) of costs relating to unproved properties were excluded from costs subject to depletion. During the three months ended June 30, 2007, $2.2 million (year ended December 31, 2006 - $5.3 million) of general and administrative expenses relating to exploration and development activities were capitalized. At June 30, 2007, $1.7 million (December 31, 2006 - $0.9 million) of assets under capital lease have been included as part of PP&E (see Note 8).

6.	Goodwill

The Trust assessed goodwill for impairment at March 31, 2007 and determined that the fair value of the reporting unit had declined due to current declines in fair market value valuations given to similar energy trusts and due to the Trust seeking strategic alternatives (Note 22). The Trust recorded an impairment charge of $91.3 million (2006 – $Nil). The following table reconciles the goodwill balance:

		$000s
	Balance – December 31, 2006	91,295
	Impairment of goodwill	(91,295)
	Balance – March 31, 2007	-
7.	Bank Debt

At June 30, 2007, the Trust had a credit facility with a syndicate of chartered banks consisting of a $115.0 million extendible revolving term credit facility and a $20.0 million extendible operating credit facility (see Note 22). In March of 2007, the Trust’s credit facilities, which are subject to interim borrowing-base reviews, were reduced to $135.0 million with the existing syndicate of lenders. At June 30, 2007, $113.4 million was drawn on the facilities (December 31, 2006 - $102.3 million). The revolving-term facility and the operating facility are available on a revolving basis until August 2007 (364-day facility) and are subject to extension annually with the agreement of the lenders. Should the lenders not extend the revolving facility, the facility will automatically convert to a one-year non-revolving term loan with no repayments until the end of such year. The credit facility is secured by a $300.0 million demand debenture conveying a first floating charge over all the assets of the Trust and is subject to a semi-annual review of the borrowing base. The facility bears interest based on the prime rate and/or money market rates plus a margin which fluctuates based on the debt-to-cash flow ratio of the Trust. Under the terms of the credit facility, the Trust is restricted from making distributions in circumstances (i) where there is an event of default under the credit facility; (ii) where outstanding borrowings exceed the borrowing base agreed to by the lenders; and (iii) a restriction was placed on making distributions where the distribution is in excess of 100 percent of distributable cash as defined by the credit facility. The approximate effective rate on bank debt was 6.5 percent for the three months ended June 30, 2007 (June 30, 2006 – 5.6 percent). For the six months ended June 30, 2007, the approximate effective interest rate was 6.2 percent (June 30, 2006 – 5.4 percent).

10

8.	Lease Obligations and Commitments

In 2006, the Trust entered into two three-year capital leases for compressors with payment commitments over the next four years as follows:

$000
2007	187
2008	376
2009	816
2010	427
1,806
Less imputed interest at 7.3 percent and 6.3 percent	(219)
Present value of the minimum lease payments	1,587
Less current portion	(324)
1,263

The Trust has assumed the following commitments, as detailed in the table below:

$000s	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Transportation agreements	3,062	1,968	1,094	-	-
Operating leases	6,793	1,532	2,687	1,873	701
	9,855	3,500	3,781	1,873	701

9.	Deferred Credits

The deferred credits relate to reimbursements from the landlord for leasehold improvements on office space. On the acquisition of Clear Energy, the value attributed to these inducements was $414,000 and is being amortized against office lease expense over the five-year term of the lease remaining (see Note 4). Total amortization for the period ended June 30, 2007 is $47,000.

10.	Convertible Debentures

Upon adoption of the financial instruments CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement” at January 1, 2007, deferred charges are now netted against the cost of the convertible debentures and amortization of deferred charges is calculated using the effective interest method rather than straight-line amortization.

11

	$000s, except unit information Units	Units	Principal	Deferred Charges	Total
	8.75% Convertible Debentures
	Balance – December 31 , 2006	59,513	59,513	(1,366)	58,147
	Adoption of financial instruments (Note 3)	-	-	(17)	(17)
	Amortization	-	-	274	274
	Balance – June 30, 2007	59,513	59,513	(1,109)	58,404
	8.0% Convertible Debentures
	Balance – December 31 , 2006	41,035	41,035	(1,680)	39,355
	Adoption of financial instruments (Note 3)	-	-	(8)	(8)
	Additions	-	-	(156)	(156)
	Amortization	-	-	178	178
	Balance – June 30, 2007	41,035	41,035	(1,666)	39,369
	Total outstanding	100,548	100,548	(2,775)	97,773
11.	Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

$000
Asset retirement obligation, December 31, 2006	31,083
Liabilities incurred	2,603
Liabilities settled	(2,202)
Accretion of asset retirement obligation	1,121
Asset retirement obligation, June 30, 2007	32,605

At June 30, 2007, the total undiscounted asset retirement obligation is estimated to be $64.7 million (December 31, 2006 - $62.5 million). A 1.5 percent inflation rate and a seven percent discount rate assumption have been used to estimate the obligations. Most of the obligations related to oil and gas wells are expected to be settled from 2007 to 2026 and those related to the facilities settled up to 2040, all being funded from general Trust resources at the time of settlement.

12.	Other Long-Term Liabilities

In May 2005, the Trust initiated a long-term incentive plan to retain and attract qualified employees, to promote a proprietary interest in the Trust by such employees, to encourage such employees to remain in the employ of the Trust, to put forth maximum efforts for the success of the Trust, and to reward positive performance. The plan award to a specific participant is expressed as a number of notional units. The number of notional units is referred to as the “Plan Unit Number”. The Plan bonus was payable on the anniversary award date to each employee in the next three years after the grant date in the amount of 33 1 /3 percent per year and to each officer and director in the amounts of 25 percent in the first year, 35 percent in the second year, and 40 percent in the third year. On each payment date the cash value of that portion of the Plan bonus to be paid to the

12

specific participant was the percentage of the Plan Unit Number at the then unit price together with all distributions in respect of that percentage of the Plan Unit Number since the award date.

The acquisition of Clear Energy Inc. on August 14, 2006 triggered a change of control provision under the long-term incentive plan. This resulted in the immediate vesting and payment of the next anniversary award granted to each employee. All other award grants were canceled and the plan terminated. As at June 30, 2007, there were no Plan Units outstanding (June 30, 2006 – 708,001 Plan Units). For the six months ended June 30, 2006, compensation expense of $1.0 million was included in general and administrative expenses and $0.7 million was included as capitalized general and administrative outlays. The accrued long-term portion of the Trust’s $2.7 million liability for the long-term incentive plan included in other long-term liabilities was $1.2 million at June 30, 2006.

13.	Income Taxes

On June 12, 2007, the legislation implementing the new tax on publicly traded income trusts and limited partnerships (the “SIFT tax”), referred to as “Specified investment flow-through” (“SIFT”) entities (Bill C-52), received third reading in the House of Commons and on June 22, 2007, the bill received Royal Assent. As a result, the SIFT tax was considered to be enacted for accounting purposes in June 2007. This change resulted in the recognition of a future income tax liability and expense of $8.7 million. This is a non-cash expense relating to temporary differences between the accounting and tax basis of Sound’s assets and liabilities and has no immediate impact on the Trust’s cash flows.

14.	Non-Controlling Interest

The exchangeable of the Trust are convertible at any time into Trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distributions paid on the Trust units divided by the five-day weighted average unit price preceding the record date. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of the Company, the exchangeable shares will be redeemed for Trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date.

At June 30, 2007, the exchange ratio of the Series A exchangeable shares was 1.73447, for the Series B exchangeable shares was 1.70866, and for the Series D exchangeable shares was 1.16508. The total number of Trust units that the exchangeable shares would be converted into at June 30, 2007 using these exchange ratios would be 1,496,046. The Series D exchangeable shares were issued pursuant to the Plan or Arrangement effective August 14, 2006 (see Note 4).

The exchangeable shares of the Trust are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Net income has been reduced by an amount equivalent to the non-controlling interest’s proportionate share of the Trust’s

13

consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Non-controlling interest	Number of shares	Convertible to units (1)	$000s
Series A
Balance – December 31, 2006	265,043	418,757	3,116
Non-controlling interest in net loss	-	-	(802)
Adjustment to exchange ratio	-	40,952	-
Balance – June 30, 2007	265,043	459,709	2,314
Series B
Balance – December 31, 2006	3,145	4,895	29
Non-controlling interest in net loss	-	-	(9)
Adjustment to exchange ratio	-	479	-
Balance – June 30, 2007	3,145	5,374	20
Series D
Balance – December 31, 2006	1,092,886	1,159, 869	8,971
Exchanged for trust units	(208,000)	(233,611)	(1,551)
Non-controlling interest in net loss	-	-	(1,957)
Adjustment to exchange ratio	-	104,705	-
Balance – June 30, 2007	884,886	1,030,963	5,463
Total outstanding	1,153,074	1,496,046	7,797

(1)	The conversion ratios used at June 30, 2007, December 31, 2006 and for exchanges that occurred during the period are specific to the dates represented or when the transaction occurred.
15.	Unitholders’ Capital
a)	Authorized

The Trust is authorized to issue an unlimited number of Trust units.

b)	Issued and outstanding
Unit capital		Number of units	Value ($000s)
Balance – December 31, 2006		56,849,413	522,211
Issued on conversion of Series D exchangeable shares		233,611	1,551
Issued pursuant to the distribution reinvestment plan		358,290	1,472
Balance –June 30, 2007		57,441,314	525,234

Redemption right

Unitholders may redeem their Trust units at any time by delivering their unit certificates to the Trustee, together with a properly completed notice requesting redemption. The redemption amount per trust unit will be the lesser of 90 percent of the weighted average trading price of the Trust units on the principal market on which they are traded for the 10-day period after the Trust units have been validly tendered for redemption and the “closing market price” of the Trust units. The redemption amount will be payable on the

14

last day of the following calendar month. The “closing market price” will be the closing price of the Trust units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the Trust units on that date, the average of the last bid and ask prices of the Trust units on that date.

c)	Trust Unit Rights Incentive Plan

No compensation expense was recorded by the Trust for the three months ended June 30, 2007 (June 30, 2006 - $0.3 million). The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting period of such rights as general and administrative expense and included in contributed surplus.

Trust Unit Rights		Number of rights	Weighted average exercise price ($)
Balance – December 31, 2006 before reduction of exercise price		107,917	10.29
Cancelled		(4,000)	6.31
Balance –June 30, 2007 before reduction of exercise price		103,917	10.27
Reduction in exercise price for cumulative distributions		-	(3.92)
Balance – June 30, 2007		103,917	6.35
Exercisable – June 30, 2007		103,917	6.35
d)	Unit Award Incentive Plan

As a result of the Plan of Arrangement, on August 14, 2006, the Unitholders of Sound approved the Unit Award Incentive Plan. This plan authorizes the Board to grant rights to acquire Trust units consisting of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) to directors, officers, employees and consultants of the Trust and its affiliates. The number of PTUs granted is dependent on various factors including the performance of the individual and the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies or other criteria the Board may determine. The number of PTUs that potentially may be granted to each employee is discretionary and is based upon an estimate made by management. A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the units to be issued. It is management’s intention to settle unit awards in the form of Trust units versus settlement in cash and as a result has accounted for these unit awards as equity instruments. The value is determined as the difference between the market price at the grant date and the exercise price of the rights ($Nil) and amortized over the vesting period of the rights. The following table sets forth the Unit Award Incentive Plan activity for the six months ended June 30, 2007:

	Restricted Trust Units	Performance Trust Units	Total
Balance – December 31, 2006	2,027,200	-	2,027,200
Granted	275,205	-	275,205
Cancelled	(54,000)	-	(54,000)
Balance – June 30, 2007	2,248,405	-	2,248,405

15

RTUs vest annually over one or three-year periods and, upon vesting, entitle the holder to the number of Trust units designated or approved by the Compensation Committee. Forfeitures are recognized on an actual basis. The weighted average grant-date fair value of the RTUs granted in 2007 was $6.86 per unit.

The Trust recorded compensation expense of $2.5 million and $5.9 million for the three months and six months ended June 30, 2007, respectively, as compared to $Nil and $Nil, respectively, during the same periods in 2006. Unit-based compensation is included in contributed surplus as the cost associated with the rights.

As of June 30, 2007, no PTUs have been granted. Based upon the number of RTUs outstanding at June 30, 2007 and limited by the Unit Award Incentive Plan, the maximum number of PTUs that may be granted at a future date is 600,000. Had the maximum PTUs under the Unit Award Incentive Plan been granted and immediately vested at June 30, 2007, the Trust, using the June 29, 2007 closing price of $4.04/unit, would have recorded additional compensation expenses of $2.4 million.

e)	Per-unit amounts

The per-unit amounts for the three months and six months ended June 30, 2007 and 2006 were calculated based on the following weighted average number of units outstanding:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Basic	57,317,969	28,442,628	57,144,049	28,416,313
Trust rights incentive plan Series A exchangeable shares (Note 14) Series B exchangeable shares (Note 14)	- - -	196,552 385,006 4,497	- - -	98,801 385,006 4,497
Diluted	57,317,969	29,028,683	57,144,049	28,904,617

For the three months ended June 30, 2007, the following securities were excluded from the determination of diluted net income (loss) per unit as their inclusion would be anti-dilutive: convertible debentures – 12,446,600 (June 30, 2006 – 5,413,000); exchangeable shares – 1,496,046 (June 30, 2006 – Nil); RTUs – 2,248,405 (June 30, 2006 – Nil); and the Rights Plan – 103,917 (June 30, 2006 – 721,199).

For the six months ended June 30, 2007, the following securities were excluded from the determination of diluted net income per unit as their inclusion would be anti-dilutive: convertible debentures – 12,446,600 (June 30, 2006 – 5,413,000); exchangeable shares – 1,496,046 (June 30, 2006 – Nil); RTUs – 2,248,405 (June 30, 2006 – Nil); and the Rights Plan - 103,917 (June 30, 2006 – 820,950).

16

f)	Contributed surplus
		$000s
	Balance – December 31, 2006	4,995
	Compensation expense	5,926
	Balance – June 30, 2007	10,921
16.	Distributions

Income of the Trust includes all interest income from the Company, and other income, which accrues to the Trust to the end of the year. Under the Trust Indenture, taxable income of the Trust for each year will be paid or payable by way of cash distributions to the Unitholders.

The following table shows the distributions declared for each month in the six months ended June 30, 2007:

	$/Unit	$000s
January 31, 2007	0.100	5,692
February 28, 2007	0.055	3,135
March 31, 2007	0.055	3,144
April 30, 2007	0.055	3,152
May 31, 2007	0.055	3,156
June 30, 2007	0.055	3,159
Total	0.375	21,438

At June 30, 2007, distributions of $3,159,000 were payable to Unitholders for the month of June 2007. The cash distributions paid in the period were $24.0 million for those declared in the December 2006 to May 2007 period.

The Trust has a Distribution Reinvestment Plan that provides eligible Unitholders of the Trust the advantage of accumulating additional Trust units by reinvesting their cash distributions paid by the Trust. The cash distributions are reinvested at the discretion of the Company, either by the acquisition of Trust units at prevailing market rates, or by the acquisition of Trust units issued from treasury at 95 percent of the average market price (which is the weighted average trading price of Trust units on the Toronto Stock Exchange for the period commencing on the second business day after the distribution record date and ending on the second business day immediately prior to the distribution payment date, such period not to exceed 20 trading days).

17

17.	Financial Instruments

The carrying value of the Trust’s accounts receivable, accounts payable and accrued liabilities and distributions payable approximates fair value due to the short term nature of these items. The Trust’s bank debt bears interest at a floating market rate; accordingly, no significant difference exists between the fair value and the carrying value. The fair value of convertible debentures at June 30, 2007 using the last available closing price prior to that date is $100.4 million.

Substantially all of the Trust’s accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management’s assessment of the associated credit risks.

At June 30, 2007, the Trust had the following financial instruments outstanding where hedge accounting has not been applied, and the mark-to-market impact is reflected in the financial statements:

	Period	Volume	Strike prices	Index	Fair Value ($000s)
Oil price collar	Jan. 1, 2007 to Dec. 31, 2007	500 bbl/d	US$70.00/bbl to US$74.30/bbl	WTI	63
Oil price collar	Mar. 1, 2007 to Dec. 31, 2007	1,000 bbl/d	US$57.00/bbl to US$70.00/bbl	WTI	(734)
Oil price collar	Apr. 1, 2007 to Dec. 31, 2007	500 bbl/d	US$60.00/bbl to US$71.50/bbl	WTI	(271)
Gas price collar	Mar. 1, 2007 to Dec. 31, 2007	10,000 GJ/d(1)	$7.50/GJ to $9.00/GJ(1)	AECO	2,635
Gas price collar	May 1, 2007 to Dec. 31, 2007	5,000 GJ/d(1)	$7.50/GJ to $9.00/GJ(1)	AECO	1,326
(1)	GJs convert to Mcf at a rate of 1.055056:1.
$000s	Three months ended June 30		Six months ended June 30
	2007		2006	2007	2006
Realized derivative gain	872		-	2,346	-
Unrealized derivative gain	3,937		-	1,247	-
Total	4,809		-	3,593	-

18.	Supplementary Cash Flow Information
$000s	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Interest paid on bank debt	1,478	1,121	3,623	1,878
Interest paid on convertible	4,601	2,605	4,601	5,210
debentures
Taxes paid	413	247	783	602

19.	Related-Party Transactions

Sure Energy is a related party of Sound as three directors of Sure Energy sit on the Board of the Company and the same director serves as Chairman for both companies.

18

The Trust is the operator of several properties in which Sure Energy is a joint venture partner. Amounts received and to be received from Sure Energy by the Trust totaled $286,000 and $509,000 for the three and six months ended June 30, 2007, respectively, of which $187,000 is receivable at the end of the period. Amounts paid and to be paid from the Trust to Sure Energy totaled $250,000 and $509,000 for the three months and six months ended June 30, 2007 of which $14,000 is payable at the end of the period. Also, Sure Energy was charged by Sound $85,000 and $168,000 for the for the three and six months ended June 30, 2007, respectively, for rent, business taxes and parking. Amounts charged by or payable by the Trust to Sure Energy are on the same terms and conditions as charged to any other third party or third-party joint venture partner.

20.	Contingencies

The Trust is party to various outstanding claims arising from the normal course of business. In management’s opinion, none of the claims, either individually or in total, is expected to have a material impact on the Trust’s results of operations or financial position.

21.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Certain pipeline tariffs previously netted against revenues have now been reclassified to transportation expense.

22.	Subsequent Events

On July 9, 2007 Advantage and Sound announced that their respective boards of directors had approved a business combination. The transaction would be accomplished through a Plan of Arrangement by the exchange of each Sound Trust unit for 0.30 of an Advantage Trust unit or, at the election of the Sound Unitholder, $0.66 in cash and 0.2557 of an Advantage Trust unit. Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and the approval by at least two-thirds of Sound’s Unitholders and Sound Exchangeable Shareholders. It is anticipated that the Sound Unitholder meeting required to approve the Arrangement will be held on September 5, 2007, with the Arrangement closing shortly thereafter.

On July 18, 2007 the Trust closed a transaction to dispose of certain properties in the Maple Glen and Strathmore areas for approximately $13.0 million effective April 1, 2007 to a private oil and gas company. As a result, the borrowing base was reduced by $5.0 million to $130.0 million consisting of a $110.0 million extendible revolving term credit facility and a $20.0 million extendible operating credit facility (see Note 7).

Sound is a Calgary-based, open-end oil and gas income trust whose Trust units trade on the Toronto Stock Exchange (the “TSX”) under the symbol SND.UN. Debentures of Sound trade on the TSX under the symbols SND.DB and SND.DB.A.

19

For further information, please contact:

Anne-Marie Buchmuller, Manager, Investor Relations

Phone: 403.218.3664

Toll-free: 1.888.414.4144

Cell: 403.472.0053

Email: investorrelations@soundenergytrust.com

wwwosoundenergytrust.com

ADVISORY: Certain information regarding Sound Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

20

SCHEDULE "C"

Advantage Energy Income Fund

Pro Forma Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

Year Ended December 31, 2007

Unaudited

(thousands of dollars, except for per Trust Unit amounts)	Advantage Energy Income Fund	Sound Energy Trust (Jan. 1-June 30/07)	Sound Energy Trust 2(a) (July 1-Sept. 4/07)		Pro Forma Adjustments	Pro Forma Combined

Revenue
Petroleum and natural gas	$538,764	$91,384	$29,694		$--	$659,842
Realized gain on derivatives	18,594	2,346	1,505		--	22,445
Unrealized gain (loss) on derivatives	(11,049)	1,247	57	2b)	(1,304)	(11,049)
Royalties	(98,614)	(17,649)	(7,767)		--	(124,030)
	447,695	77,328	23,489		(1,304)	547,208

Expenses
Operating	127,309	23,113	4,251		--	154,673
Transportation	--	3,684	(245)		--	3,439
General and administrative	21,449	9,730	17,282		--	48,461
Management internalization	15,708	--	--		--	15,708
Interest	24,351	3,272	2,986	2c)	1,609	32,218
Interest and accretion on convertible debentures	17,436	4,689	--	2c)	(3,137)	18,988
Impairment of goodwill	--	91,295	--	2d)	(91,295)	--
Depletion, depreciation and accretion	272,175	43,957	13,488	2e)	5,229	334,849
	478,428	179,740	37,762		(87,594)	608,336
Income (loss) before taxes and non-controlling interest	(30,733)	(102,412)	(14,273)		86,290	(61,128)

Future income tax reduction	(24,642)	10,209	(2,434)	2b), 2f)	(1,330)	(18,107)
Income and capital taxes	1,444	608	478		--	2,530
	(23,198)	10,907	(1,956)		(1,330)	(15,577)
Net income (loss) before non-controlling interest	(7,535)	(113,319)	(12,317)		87,620	(45,551)
Non -controlling interest	--	(2,768)	(324)	2g)	3,092	--
Net income (loss)	$(7,535)	$(110,551)	$(11,993)		$84,528	$(45,551)
Other comprehensive income
Unrealized loss on derivatives	--	1,053	196	2b)	(1,249)	--
Comprehensive income (loss)	$(7,535)	$(111,604)	$(12,189)		$85,777	$(45,551)

Net income (loss) per Trust Unit
Basic	$(0.06)	$(1.93)			2h)	$(0.34)
Diluted	$(0.06)	$(1.93)			2h)	$(0.34)

See accompanying Notes to Pro Forma Statement of Income (Loss) and Comprehensive Income (Loss)

ADVANTAGE ENERGY INCOME FUND

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2007 (the “Pro Forma Income Statement”) has been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Business Acquisition Report of Advantage Energy Income Fund (“Advantage”) dated April 23, 2008 describing the acquisition of Sound Energy Trust (“Sound”) by Advantage. The accounting principles used in the preparation of the Pro Forma Income Statement are consistent with those used in Advantage’s audited consolidated financial statements as at and for the year ended December 31, 2007. The Pro Forma Income Statement reflects the earnings assuming the acquisition of Sound had occurred on January 1, 2007. As the acquisition is already incorporated in the balance sheet included in Advantage’s audited consolidated financial statements as at and for the year ended December 31, 2007, there is no pro forma balance sheet presented. The Pro Forma Income Statement has been prepared from the following financial statements and financial information:

a)

The consolidated statement of income (loss), comprehensive income and accumulated deficit of Advantage included in the audited consolidated financial statements as at and for the year ended December 31, 2007, including the notes thereto; and

b)

The consolidated statement of operations and comprehensive income (loss) of Sound included in the unaudited consolidated financial statements as at and for the six months ended June 30, 2007, including the notes thereto.

The Pro Forma Income Statement should be read in conjunction with the audited and unaudited consolidated financial statements of Advantage and Sound, including the notes thereto.

In the opinion of Advantage management, the Pro Forma Income Statement includes all material adjustments necessary for fair presentation. The Pro Forma Income Statement may not necessarily be indicative of the financial results or operations that would have occurred if the acquisition and related events reflected herein and described in Note 2 to the Pro Forma Income Statement had occurred on the assumed date or the results that may be obtained in future periods. In preparing the Pro Forma Income Statement, no adjustments have been made to reflect the operating synergies and related cost savings that may result from combining the operations of Advantage and Sound. Further, adjustments have not been made to reflect the administrative efficiencies that may result from combining the operations of Advantage and Sound.

2.	PRO FORMA INCOME STATEMENT ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Income Statement has been prepared to reflect the earnings of Advantage assuming the completion on January 1, 2007 of the acquisition of Sound based on the purchase price allocation as detailed in the notes to the audited consolidated financial statements of Advantage as at and for the year ended December 31, 2007. The adjustments to the Pro Forma Income Statement are summarized as follows:

a)

The net operations of Sound for the period from July 1 to September 4, 2007 have been included in the Pro Forma Income Statement based on information prepared by management of Advantage and has not been subject to audit or review.

b)

The unrealized loss on derivatives of $1,249,000, (net of $484,000 of tax) recorded in other comprehensive income by Sound relates to financial instruments accounted for under accounting guideline 13 “Hedging Relationships” for periods prior to 2007. On January 1, 2007, Sound adopted section 3855 “Financial Instruments – Measurement and recognition”, and chose to de-designate hedges outstanding and, following the transitional provisions, any change in fair value assessed at January 1, 2007 was being recognized through income. Advantage has elected not to follow hedge accounting and utilizes the “fair value” method of accounting. As a result, the unrealized loss on derivatives recorded in other comprehensive income of Sound has been removed and the change in fair value from December 31, 2006 has been recorded in income.

c)

As a result of the change in control of Sound, Advantage was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound at a price equal to 101% of the principal amount. Upon expiry of the offer to purchase, 3,131,998 Trust Units and $19.9 million in total cash consideration was paid in exchange for $29,665,000, 8.75% convertible debentures and $25,507,000, 8.0% convertible debentures. For the Pro Forma Income Statement, the offer to purchase is assumed to expire on January 1, 2007. As a result, an additional $1.6 million of bank interest has been expensed relating to the additional bank indebtedness incurred to redeem the convertible debentures and the interest and accretion on convertible debentures has been decreased by $3.1 million for the year ended December 31, 2007 due to fewer convertible debentures outstanding.

d)

The impairment of goodwill recorded by Sound has been reversed as the impairment is related to goodwill on the acquisition of Clear Energy Trust (“Clear”). Had the Arrangement occurred on January 1, 2007, Advantage would not have recorded any goodwill related to the Clear acquisition and no impairment would have occurred.

e)

Depletion and depreciation expense has been increased $5.2 million for the year ended December 31, 2007. Depletion and depreciation expense was determined using the “full cost” method of accounting based on combined proved reserves, future development costs, costs for unproved properties and production volumes consistent with Advantage’s current accounting policies. The purchase price allocation to fixed assets associated with the acquisition has been assumed to occur on January 1, 2007, and accordingly increases the depletion and depreciation expense recorded throughout the periods.

f)	A future income tax reduction of $1.3 million for the year ended December 31, 2007 has been recorded representing the tax impact associated with the adjustments to the Pro Forma Income Statement.

g)	Non-controlling interest has been eliminated due to the exchange of all the Sound Exchangeable Shares for Advantage Trust Units per the Arrangement.
h)

The pro forma basic weighted average number of Advantage Trust Units outstanding for the year ended December 31, 2007 is 133,589,707, including 16,977,184 Trust Units issued in connection with the Sound acquisition and 3,131,998 Trust Units issued in connection with the offer to purchase the Sound convertible debentures. The pro forma diluted weighted average number of Trust Units was 133,589,707, which excluded the impact of Advantage’s convertible debentures, Trust Unit Rights, and the Trust Units issued in connection with the management internalization as they are all considered anti-dilutive.